July 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MaxCyte, Inc.

Registration Statement on Form S-1 (File No. 333-257810)

Attn:	Ms. Julia Griffith

Mr. Justin Dobbie

Ms. Amy Geddes

Ms. Linda Cvrkel

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, (the “Act”), we wish to advise you that between July 26, 2021 and the date hereof, approximately 742 copies of the Preliminary Prospectus, dated July 26, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m., Eastern Time, on July 29, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Acting on their own behalf
and as Representatives of several
Underwriters listed on Schedule A to the Underwriting Agreement.

By:	Cowen and Company, LLC

By:	/s/ Jay Coleman
Name: Jay Coleman
Title: Managing Director

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Name: Nathan Thompson
Title: Managing Director

By:	William Blair & Company, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Managing Director